Endowments
One Market, Steuart Tower, Suite 2000
San Francisco, California 94105

Phone (415) 421-9360
Fax (415) 393-7140

For period ending 4/01/11
File number 811-01884

77C.           The Board of Trustees of Endowments – Growth and Income Portfolio presented a proposal to its shareholders to approve an Agreement and Plan of Reorganization and Liquidation.  The fund’s shareholder meeting was held March 25, 2011.

Shares outstanding on record date (February 11, 2011):	5,631,329

Total shares voting on March 25, 2011:	3,119,590 (55.4% of shares outstanding)

The results of the proposal submitted to vote for Endowments – Growth and Income Portfolio are as follows:

To approve an Agreement and Plan of Reorganization and Liquidation:

Votes For	Votes Against	Votes Abstaining
3,006,606	15,415	97,569